Exhibit 99.7

dated	2025

Three Rivers PTC Limited as trustee of The Southern Selliben Trust

and

Henry Shinners and Clare Lloyd (in their capacity as administrators of Metallon Corporation Limited (in administration)

Assignment of Shares

Trowers & Hamlins LLP 3 Bunhill Row London EC1Y 8YZ t +44 (0)20 7423 8000 f +44 (0)20 7423 8001 www.trowers.com	—— trowers.com
Execution Version

Contents

1	Definitions and interpretation	1

2	Security	4

3	Liability of the Trust	4

4	Representations and warranties	5

5	General undertakings	5

6	Voting rights and dividends	7

7	When security becomes enforceable	7

8	Costs and indemnity	8

9	Further assurance	8

10	Power of attorney	9

11	Release	9

12	Amendments, waivers and consents	9

13	Severance	10

14	Counterparts	10

15	Further provisions	10

16	Notices	11

17	Governing law and jurisdiction	11

i

Assignment of Shares

dated

Parties

(1)	Three Rivers PTC Limited a company incorporated in New Zealand (with New Zealand company number 8822313) whose registered office is c/o Cone Marshall Limited, Floor 3, 32 Mahuhu Crescent, Auckland Central 1010, New Zealand in its capacity as the sole trustee (the Trustee) of The Southern Selliben Trust a trust constituted in accordance with the laws of New Zealand by a deed of settlement dated 24 July 2024 (the Trust); and

(2)	Henry Shinners and Clare Lloyd of Evelyn Partners LLP, 45 Gresham Street, London EC2V 7BG acting in their capacity as joint administrators of Metallon (as defined below) (the Administrators).

Introduction

(A)	Metallon, the Administrators, Greenstone (as defined below), Mzilakazi Godfrey Khumalo (Mr Khumalo) and the Trust entered into a sale and purchase agreement dated 15 June 2024 (the SPA) pursuant to which Greenstone agreed to purchase the Sale Shares (as defined in the SPA) from Metallon acting by the Administrators.

(B)	Mr Khumalo and the Trust agreed to guarantee the obligations of the Purchaser under the SPA.

(C)	As security for the Secured Obligations (as defined below), in accordance with clause 2.1 below the Trust will assign to Metallon all of its right, title and interest in, and to, the Assigned Shares (as defined below).

(D)	It is intended by the parties to this document that it will take effect as a deed.

Agreed terms

1	Definitions and interpretation

1.1	Definitions

In this Deed, unless the context otherwise requires:

Admitted Claims means each of the claims listed in Schedule 1 to this Deed other than the claims in the administration of Metallon made by Africorp Solutions and Advisory (Pty) LTD, Fortune Investments Limited and Gold & General Limited;

Assigned Shares means 4.9% of the shares in the Company which are legally and beneficially owned by the Trust as recorded in the Company’s share register;

Business Day means a day other than a Saturday, Sunday or public holiday in England when banks in London are open for business;

Company means Namib Minerals, a Cayman Islands company;

Enforcement Event means an Event of Default which is continuing;

Event of Default means:

(a)	the failure to pay any amount of the Secured Obligations due or owing to Metallon on before 5 June 2026; or

(b)	the administration of Metallon has not been terminated or discharged on or before 5 June 2026;

Greenstone means Greenstone Corporation, a company registered in the Cayman Islands, whose registered office is at 71 Fort Street, PO Box 500, Grand Cayman KY 1-1106, Cayman Islands with incorporation number AY 408423;

Initial Purchase Price has the meaning given to that term in the SPA and which by further agreement in this Deed is due to be paid by no later than 4pm (GMT) on Friday 4 August 2025;

Lock-Up Period means the period commencing on 5 June 2025 and ending on the earliest of (x) the date falling twelve (12) months thereafter, and (y) the date following the date of this Deed on which the Company completes a liquidation, merger, share exchange or other similar transaction that results in all shareholders of the Company having the right to exchange their ordinary shares for cash, securities or other property; provided, however, that the Trust shall ensure that the Assigned Shares (in relation to all of the shares in the Company held by the Trust) shall be released first from the lock-up, to the extent that there is any early release of ordinary shares as notified by the Company with respect to such date on which the reported closing price of the Company’s ordinary shares equals or exceeds $12.50 per share (as adjusted for share splits, share combinations, share dividends, reorganizations, recapitalizations and the like) for any twenty (20) trading days within a consecutive thirty-(30)-trading day period commencing at least one hundred fifty (150) days after 5 June 2025;

LPA 1925 means the Law of Property Act 1925;

Party means a party to this Assignment;

Related Rights means any:

(a)	dividend, interest or other distribution paid or payable in relation to any of the Assigned Shares; and

(b)	right, money, shares, securities, other investments or property accruing, offered or issued at any time in relation to the Assigned Shares by way of redemption, substitution, exchange, conversion, bonus, preference or otherwise, under option rights or otherwise;

Secured Assets means the Assigned Shares and any Related Rights;

Security means any mortgage, pledge, lien, charge, security assignment, right of set off, hypothecation or security interest or any other agreement or arrangement having the effect of conferring security (including, for the avoidance of doubt, a floating charge) or any other type of preferential arrangement (including, without limitation, title transfer or retention of title) having a similar effect;

Secured Obligations means, without double counting, the aggregate of all outstanding sums due and payable in respect of the Initial Purchase Price and the Admitted Claims of the administration of Metallon together with any interest due and payable on such amounts and the reasonable costs and expenses of the Administrators incurred in connection with the administration of Metallon; and

Security Period means the period starting on the date of this Deed and ending on the date on which Metallon and/or the Administrators are satisfied (acting reasonably) that all of the Secured Obligations have been unconditionally and irrevocably paid and discharged in full, no further Secured Obligations are capable of being outstanding and the administration has been discharged.

1.2	Interpretation

In this Deed, unless the context otherwise requires, a reference to:

1.2.1	assets includes present and future properties, undertakings, revenues, rights and benefits of every description;

1.2.2	the Trust, Metallon or the Adminstrators includes a reference to its respective successors, permitted assigns and permitted transferees;

1.2.3	an Event of Default is continuing if it has not been remedied within 30 days or otherwise waived in writing;

1.2.4	a person includes a permitted body corporate, unincorporated association and partnership, in each case, whether or not having a separate legal personality;

1.2.5	a regulation includes any regulation, rule, official directive, request or guideline (whether or not having the force of law) of any governmental, intergovernmental or supranational body, agency, department or regulatory, self-regulatory or other authority or organisation;

1.2.6	one gender shall include a reference to other genders; an individual will be treated as including corporations and vice versa; words importing the singular will be treated as including the plural and vice versa and words importing the whole will be treated as including a reference to any part, in each case except where the context specifically requires otherwise;

1.2.7	this Deed or to any provision of this Deed or any other document (including, without limitation the SPA) is a reference to it as amended, restated, supplemented, varied or novated from time to time;

1.2.8	the words include or including (or any similar term) are not to be construed as implying any limitation and general words introduced by the word other (or any similar term) will not be given a restrictive meaning by reason of the fact that they are preceded or followed by words indicating a particular class of acts, matters or things; and

1.2.9	a statute, a statutory provision or enactment or subordinate legislation is a reference to any amendment, modification, extension, consolidation, replacement or re-enactment of any such statute, statutory provision or enactment, whether before or after the date of this Deed.

1.3	Headings

The clause, paragraph and Schedule headings and the table of contents are inserted for ease of reference only and will not affect construction.

1.4	Third party rights

A person who is not a party to this Deed has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce, or to enjoy, any term of this Deed.

1.5	Effect as a deed

This Deed shall take effect as a deed even if it is signed under hand on behalf of Metallon.

2	Security

2.1	Assignment

Immediately following the occurrence of an Enforcement Event, the Trust with full title guarantee assigns to Metallon absolutely, subject to a proviso for reassignment on irrevocable discharge in full of the Secured Obligations, all its legal and beneficial rights, title and interests in the Secured Assets.

2.2	Trust entitled to exercise rights

Notwithstanding the other terms of this clause 2 prior to the occurrence of an Enforcement Event, the Trust shall, subject to the other terms of the SPA and clause 5.2.2 below, continue to be able to exercise all its rights respect of the Secured Assets.

3	Liability of the Trust

3.1	Liability not discharged

The Trust’s liability under this Deed in respect of any of the Secured Obligations shall not be discharged, prejudiced or affected by:

3.1.1	any security, guarantee, indemnity, remedy or other right held by, or available to, Metallon or the Administrators that is or becomes wholly or partially illegal, void or unenforceable on any ground;

3.1.2	Metallon or the Administrators concurring in, accepting or varying any compromise, arrangement or settlement, or omitting to claim or enforce payment from any other person; or

3.1.3	any other act or omission that, but for this clause 3.1, might have discharged, or otherwise prejudiced or affected, the liability of the Trust.

4	Representations and warranties

4.1	Duration and to whom made

The representations and warranties made by the Trust to and for the benefit of Metallon on the date of this Deed will remain in force and are deemed to be repeated by the Trust by reference to the facts and circumstances then existing on the first day of each month during the Security Period.

4.2	Ownership of Assigned Shares

4.2.1	Subject to the provisions of this Deed, the Trust is the sole legal and beneficial owner of, and has good, valid and marketable title to the Assigned Shares.

4.2.2	The Assigned Shares are fully paid and are not subject to any option to purchase or similar rights.

4.3	Restrictions on transfer

4.3.1	The constitutional documents of the Company do not:

(a)	restrict or inhibit any transfer of the Assigned Shares on creation or enforcement of the security constituted by this Deed; or

(b)	contain any rights of pre-emption in relation to the Assigned Shares.

4.3.2	The Assigned Shares are subject to the Lock-Up Period in accordance with the terms of the Registration Rights and Lock-Up Agreement dated 5 June 2025 and entered into by, among others, the Trust.

4.4	No Security

The Secured Assets are free from any Security other than the Security created by this Deed.

4.5	Avoidance of security

No Security expressed to be created under this Deed is liable to be avoided, or otherwise set aside, on the liquidation or administration of the Trust or otherwise.

4.6	Enforceable security

This Deed constitutes and will constitute the legal, valid, binding and enforceable obligations of the Trust and is, and will continue to be, effective security over all and every part of the Secured Assets in accordance with its terms.

5	General undertakings

5.1	Duration and benefit

The undertakings in this clause 5:

5.1.1	shall remain in force during the Security Period; and

5.1.2	are given to Metallon.

5.2	Negative pledge and disposal restrictions

The Trust shall not at any time during the Security Period, except with the prior written consent of Metallon:

5.2.1	create, purport to create, purport to create or permit to subsist any Security on, or in relation to, any of the Secured Assets now or in the future, or agree to or attempt to agree to do so, other than any Security created by or pursuant to this Deed;

5.2.2	sell, assign, transfer, part with possession of or otherwise dispose of in any manner (or purport to do so) (whether by a single transaction or number of related transactions, and whether at the same time or over a period of time) all or any part of, or any interest in, the Secured Assets; or

5.2.3	do or omit to do anything in relation to any of the Secured Assets which may reasonably be expected to adversely and materially affect Metallon’s interests in the Secured Assets.

5.3	Preservation of Assigned Shares

The Trust shall not do, or permit to be done, any act or thing that would or might depreciate, jeopardise or otherwise prejudice the security held by Metallon or diminish the value of any of the Assigned Shares or the effectiveness of the security created by this Deed.

5.4	Compliance with laws and regulations

5.4.1	The Trust shall not use or permit the Assigned Shares to be used in any way contrary to law.

5.4.2	The Trust shall comply with the requirements of any law and regulation relating to or affecting the Assigned Shares.

5.5	Transfer Instructions

5.5.1	The Trust shall:

(a)	on the execution of this Deed, immediately give all instructions to the Company’s share registrar and transfer agent that are necessary to reflect on the share register that the Assigned Shares are subject to the terms of this Deed and may not be transferred other than pursuant to an opinion of counsel and an instruction letter from the Administrators on behalf of Metallon;

(b)	without prejudice to clause 5.5.1(a) above but subject to clause 7.1, within 5 Business Days of the date of this Deed, the Trust will procure that a signed undated letter of instruction (the Letter of Instruction) addressed to the Company’s share registrar and transfer agent in respect of the transfer of the Assigned Shares is delivered to the Administrators; and

(c)	on the accrual, offer, issue or receipt of any Related Rights or other rights accruing or incidental to the Assigned Shares, procure that all such Related Rights or other rights are credited to the Assigned Shares to the extent that they are not automatically so credited.

5.6	Recertification

If any Secured Asset held in book-entry form is certificated, the Trust shall procure that, immediately on receipt of that Secured Asset in certificated form, all documents of title to or representing that Secured Asset are delivered to Metallon or its nominee, together with such stock transfer forms executed in blank as Metallon may require.

5.7	Consents and Authorisations

The Trust shall obtain all consents, waivers, approvals and permissions that are necessary, under the Memorandum and Articles of Association (or otherwise) of the Company, for the transfer of the Secured Assets to Metallon or its nominee, or to a purchaser on enforcement of the security constituted by this Deed.

5.8	Changes to rights

The Trust shall not take, or allow the taking of, any action on its behalf which may result in the rights attaching to, or conferred by, all or any of the Secured Assets being altered.

5.9	Information

The Trust shall:

5.9.1	give Metallon such information concerning the Secured Assets as it may require; and

5.9.2	promptly notify Metallon in writing of any action, claim, notice or demand made by or against it in connection with the Assigned Shares or of any fact, matter or circumstance which may, with the passage of time, give rise to such an action, claim, notice or demand, together with, in each case, the Trust’s proposals for settling, liquidating, compounding or contesting any such action, claim or demand and shall, subject to Metallon’s prior approval, implement those proposals at its own expense.

6	Voting rights and dividends

6.1	Voting rights and dividends – prior to an Enforcement Event

Prior to the occurrence of an Enforcement Event but subject to clause 5.2.2 the Trust may exercise all voting and other rights relating to the Secured Assets provided that such exercise does not adversely affect the Secured Assets in any manner.

7	When security becomes enforceable

7.1	Security becomes enforceable on Enforcement Event

The security constituted by this Deed shall become immediately enforceable once an Enforcement Event has occurred and the Administrators will be entitled to date the Letter of Instruction and send it to the Company’s share registrar and transfer agent.

7.2	Discretion

After the security constituted by this Deed has become enforceable, Metallon may, in its absolute discretion, take possession of and hold or, subject to clause 7.3, dispose of all or any part of the Secured Assets.

7.3	Sale of Assigned Shares

If an Enforcement Event occurs and Metallon wishes to dispose of all or any part of the Assigned Shares, Metallon will not, on any single day, sell or otherwise dispose of shares in an amount which would exceed 5% of the shares in the Company traded on the immediately prior trading day.

8	Costs and indemnity

8.1	Costs

Each Party must bear its own costs arising out of the negotiation, preparation and execution of this Deed. All stamp duty (including fines, penalties and interest) that may be payable on or in connection with this Deed must be borne by Metallon.

8.2	Indemnity

In addition to:

8.2.1	all other indemnities given under the SPA; and

8.2.2	without limiting Metallon’s rights to claim for damages (including for breach of any representation or warranty given in this Deed)

the Trust shall indemnify and keep Metallon and the Administrators (notwithstanding that they may have vacated office) fully and effectively indemnified on demand against any and all claims, costs, demands, liabilities, actions and expenses or disbursements of whatever nature arising directly or indirectly in connection with this Deed.

9	Further assurance

9.1	Following the occurrence of an Enforcement Event, the Trust will (at its own cost) promptly upon request by Metallon execute and deliver to Metallon all instruments or documents (including deeds) (in form and substance satisfactory to Metallon and the Administrators in their absolute discretion) and do all such further things as may be necessary to give effect to the provisions of, and matters contemplated by this Deed (including, without limitation, anything required to perfect the transfer of the Assigned Shares from the Trust to Metallon).

9.2	Following the occurrence of an Enforcement Event, the Trust will (at its own cost) promptly upon request by Metallon procure that any necessary third party shall execute and deliver to Metallon all instruments or documents (including deeds) (in form and substance satisfactory to Metallon and the Administrators in their absolute discretion) and do all such further things as may be necessary to give effect to the provisions of, and matters contemplated by this Deed (including, without limitation, anything required to perfect the transfer of the Assigned Shares from the Trust to Metallon).

10	Power of attorney

10.1	Appointment of attorneys

The Trust, by way of security, irrevocably appoints Metallon to be the attorney of the Trust with full power to appoint substitutes and to delegate, for the Trust in its name and on its behalf, and as its act and deed or otherwise to execute, deliver and otherwise perfect any act or thing:

10.1.1	that the Trust is required to execute and do under this Deed; or

10.1.2	that any attorney deems necessary for the purposes of exercising any of the rights, powers, authorities and discretions conferred by this Deed or by law on Metallon.

10.2	Ratification of acts of attorneys

The Trust ratifies and confirms, and agrees to ratify and confirm, anything that any of its attorneys may do in the proper and lawful exercise, or purported exercise, of all or any of the rights, powers, authorities and discretions referred to in clause 10.1.

11	Release

On the expiry of the Security Period (but not otherwise), Metallon shall, at the request and cost of the Trust, take whatever action is necessary to:

11.1	release the Secured Assets from the security constituted by this Deed; and

11.2	reassign the Secured Assets to the Trust.

12	Amendments, waivers and consents

12.1	Amendments

No amendment of this Deed shall be effective unless it is in writing and signed by, or on behalf of, each Party (or its authorised representative).

12.2	Waivers and consents

12.2.1	A waiver of any right or remedy under this Deed or by law, or any consent given under this Deed, is only effective if given in writing by the waiving or consenting Party and shall not be deemed a waiver of any other breach or default. It only applies in the circumstances for which it is given and shall not prevent the Party giving it from subsequently relying on the relevant provision.

12.2.2	A failure to exercise, or a delay in exercising, any right or remedy provided under this Deed or by law shall not constitute a waiver of that or any other right or remedy, prevent or restrict any further exercise of that or any other right or remedy or constitute an election to affirm this Deed. No single or partial exercise of any right or remedy provided under this Deed or by law shall prevent or restrict the further exercise of that or any other right or remedy. No election to affirm this Deed by Metallon shall be effective unless it is in writing.

12.3	Rights and remedies

The rights and remedies provided under this Deed are cumulative and are in addition to, and not exclusive of, any rights and remedies provided by law.

13	Severance

If any provision (or part of a provision) of this Deed is or becomes invalid, illegal or unenforceable, it shall be deemed modified to the minimum extent necessary to make it valid, legal and enforceable. If such modification is not possible, the relevant provision (or part of a provision) shall be deemed deleted. Any modification to or deletion of a provision (or part of a provision) under this clause shall not affect the legality, validity and enforceability of the rest of this Deed.

14	Counterparts

14.1	This Deed may be executed and delivered in any number of counterparts, each of which is an original and which together have the same effect as if each Party had signed the same document.

14.2	No counterpart shall be effective until each Party has executed and delivered at least one counterpart.

15	Further provisions

15.1	Administrators

15.1.1	The Administrators are entering into and signing this Deed as agent for Metallon and shall incur no personal liability whatsoever in respect of any matter referred to in this Deed and, without prejudice to the generality of the foregoing, in respect of any of the obligations undertaken by Metallon or in respect of any failure on the part of Metallon to observe, perform or comply with any such obligations or in relation to any associated arrangements or negotiations whether such liability would arise under the Insolvency Act 1986 or otherwise howsoever.

15.1.2	The Administrators have entered into this Deed solely for the purpose of obtaining the benefit of the provisions of this Deed that are in the Administrators’ favour.

15.2	Continuing security

The security constituted by this Deed shall remain in full force and effect as a continuing security for the Secured Obligations, despite any settlement of account, or intermediate payment, or other matter or thing, until such time as Metallon or the Administrators confirm, in writing, to the Trust that the Security Period has ended.

15.3	Consolidation

The restriction on the right of consolidation contained in section 93 of the LPA 1925 shall not apply to this Deed.

15.4	Reorganisation

This Deed will remain binding on the Trust notwithstanding any change in constitution of the Metallon or its absorption by, or amalgamation with, or the acquisition of all or part of its undertaking by, any other person, or any reconstruction or reorganisation of any kind. The Security will remain valid and effective in all respects in favour of Metallon and for any assignee, transferee or other successor in title of Metallon.

15.5	Survival

Any provision of this Deed that expressly or by implication is intended to come into or continue in force on or after an Enforcement Event, termination or expiry of this Deed including, but not limited to, clauses 7.3 and 15.2 shall remain in full force and effect.

16	Notices

16.1	Delivery

Any notice or communication to be given under or in connection with this Deed shall be in writing delivered by hand, by pre-paid first-class post and sent to the person specified below each Party’s signature at the end of this Deed or to any other address as is notified in writing by one Party to the other from time to time.

16.2	Receipt of notices

Any notice or other communication given to a Party shall be deemed to have been received only on actual receipt by that Party.

16.3	Service of proceedings

This clause 16 does not apply to the service of any proceedings or other documents in any legal action or, where applicable, any arbitration or other method of dispute resolution.

16.4	No notice by email

A notice or other communication given under or in connection with this Deed is not valid if sent by email.

17	Governing law and jurisdiction

17.1	Governing law

This Deed and any dispute or claim (including non-contractual disputes or claims) arising out of or in connection with it or its subject matter or formation shall be governed by and construed in accordance with the laws of England.

17.2	Jurisdiction

Each Party irrevocably agrees that, subject as provided below, the courts of England shall have exclusive jurisdiction to settle any dispute or claim (including non-contractual disputes or claims) that arises out of or in connection with this Deed or its subject matter or formation. Nothing in this clause shall limit the right of Metallon to take proceedings against the Trust in any other court of competent jurisdiction, nor shall the taking of proceedings in any one or more jurisdictions preclude the taking of proceedings in any other jurisdictions, whether concurrently or not, to the extent permitted by the law of such other jurisdiction.

17.3	Process agent

Without prejudice to any other mode of service allowed under any relevant law, if a Party is incorporated in a jurisdiction other than the jurisdiction specified in clause 17.1:

17.3.1	irrevocably appoints the person specified below its signature at the end of this Deed as its agent for service of process in relation to any proceedings in connection with this Deed; and

17.3.2	agrees that a failure by the process agent to notify it of the process will not invalidate the proceedings concerned.

17.4	Replacement of process agent

If for any reason an agent appointed under clause 17.3 ceases to act, the relevant Party will promptly appoint a replacement and notify each other Party of the appointment and the agent’s name and address.

This Deed has been executed as a deed by the parties and is delivered and takes effect on the date stated at the beginning of it.

Schedule 1 – Claims

Signatories

The Trust

Executed as a deed by Southern Selliben Trust a trust constituted in accordance with the laws of New Zealand acting by its trustee, Three Rivers PTC Limited a company incorporated in New Zealand acting by Alexandra Neal and Tulani Sikwila who, in accordance with the laws of that territory are acting under the authority of the company

) ) ) ) ) ) )	Signature in the name of the Trust Southern Selliben Trust
Signature in the name of the Trustee Three Rivers PTC Limited
/s/ Alexandra Neal
Director

/s/ Tulani Sikwila
Director
Address for notices: Floor 3, 32 Mahuhu Crescent, Auckland Central, Auckland 1010 PPO Box 137069, Parnell, Auckland 1151
Name and address of process agent: Alexandra Neal Floor 3, 32 Mahuhu Crescent, Auckland Central, Auckland 1010 PO Bo 137069, Parnell, Auckland 1151

Metallon Corporation Limited (in administration)

Executed as a deed for and on behalf of The Administrators acting Henry Shinners or Clare Lloyd as agent and without personal liability in the presence of a witness	) ) ) )	/s/ Clare Lloyd
/s/ Camilla Mulholland		Signature
Signature of Witness

Name of Witness Camilla Mulholland

Address of Witness c/o 45 Gresham Street, London, EC2V 7BG

Occupation of Witness: Accountant
Address for notices: c/o Evelyn Partners LLP 45 Gresham Street, London EC2V 7BG Attention: Henry Shinners and Clare Lloyd
Name and address of process agent: